# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TPI COMPOSITES, INC, CIK 0001455684
CUSIP: 87266J104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9200 E. Pima Center Parkway, Suite 250, Scottsdale, Arizona (AZ), 85258
Date of event which requires filing of this statement: 12/04/2023
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002054215
Persons authorized to receive notices and communications: Zeki Bora Turan Akdeniz Mahall, No: 109/27, Konak Izmir, Turkey (W8), 35210, 90 532 465 56 51

## Reporting persons
- Dere Construction Taahhut A.S. (CIK 0002054215): type of reporting person: corporation (CO); citizenship or place of organization: Turkey (W8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 4,180,232; sole dispositive power 0; shared dispositive power 4,180,232; aggregate amount beneficially owned 4,180,232 (8.8% of the class)
  Comment: * Percentage based upon 47,562,684 shares of the Company's common stock outstanding as of October 31, 2024, according to the Company's Quarterly Report on Form 10-Q filed on November 7, 2024.
- ZEKI BORA TURAN: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); member of a group; source of funds: personal funds (PF); sole voting power 7,592,209; shared voting power 4,180,232; sole dispositive power 7,592,209; shared dispositive power 4,180,232; aggregate amount beneficially owned 11,772,541 (24.7% of the class)
  Comment: * Percentage based upon 47,562,684 shares of the Company's common stock outstanding as of October 31, 2024, according to the Company's Quarterly Report on Form 10-Q filed on November 7, 2024.
- EMRE BIRHEKIMOGLU: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: * On July 30, 2024, Mr. Birhekimoglu transferred 26,375 shares of Common Stock to Mr. Turan.
- Alp Kirmizioglu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 100; shared voting power 0; sole dispositive power 100; shared dispositive power 0; aggregate amount beneficially owned 100 (0% of the class)
  Comment: * Percentage based upon 47,562,684 shares of the Company's common stock outstanding as of October 31, 2024, according to the Company's Quarterly Report on Form 10-Q filed on November 7, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: TPI COMPOSITES, INC
Address of issuer's principal executive offices: 9200 E. Pima Center Parkway, Suite 250, Scottsdale, Arizona (AZ), 85258

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is an amendment to the Schedule 13G originally filed by Dere Construction Taahhut A.S. ("Dere Construction"), Zeki Bora Turan, and Emre Birhekimoglu. This Schedule 13D is an original filing for Alp Kirmizioglu. Dere Construction, Mr. Turan, Mr. Birhekimoglu and Mr. Kirmizioglu are collectively referred to as the "Reporting Persons," This Schedule 13D represents cumulative information that would have otherwise been required to reported on separate Schedule 13D amendments. Except where noted otherwise, this Schedule 13D reflects the Reporting Persons' ownership of Common Stock as of February 12, 2025.

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Mr. Birhekimoglu transferred his shares of Common Stock to Mr. Turan on July 30, 2024 and does not beneficially own any shares of Common Stock. Mr. Kirmizioglu first beneficially owned shares of Common Stock as of February 12, 2025. By virtue of these and other relationships and pursuant to the SEC's beneficial ownership rules, the Reporting Persons may be deemed to be members of a group. The name of each executive officer and director of Dere Construction is set forth on Schedule A.
Residence or business address: The principal business address of each of Dere Construction, Mr. Turan and Mr. Birhekimoglu is Akdeniz Mah, Cumhuriyet Bulvari, Bulvar Is Hani 109/27, 35210 Konak, Izmir Turkey. The principal business address of Mr. Kirmizioglu is 5605 Glenridge Dr. NE Suite 800, Atlanta, GA 30342. The principal business address of each executive officer and director of Dere Construction is set forth on Schedule A.
Present principal occupation or employment: Dere Construction is a joint stock company organized under the laws of Turkey that is engaged in the business of construction, including in the areas of road construction, railroad, airport construction, energy, industrial and residential buildings. Mr. Turan is the Chairman of the Board of Dere Construction. Mr. Birhekimoglu the Commercial Manager of Dere Construction. Mr. Kirmizioglu is the Executive Managing Director, Construction of RangeWater Real Estate. The principal occupation of each executive officer and director of Dere Construction is set forth on Schedule A.
Criminal convictions in the last five years: During the five years prior to the date hereof, no Reporting Person, nor, to the knowledge of any Reporting Person, any of the Persons in Schedule A, has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, no Reporting Person, nor, to the knowledge of any Reporting Person, any of the Persons in Schedule A, has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Turan is a citizen of Turkey and the Chairman of the Board of Dere Construction. Mr. Birhekimoglu is a citizen of Turkey and the Commercial Manager of Dere Construction. Mr. Kirmizioglu is a citizen of the United States and the Executive Managing Director, Construction of RangeWater Real Estate. The citizenship of each executive officer and director of Dere Construction is set forth on Schedule A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Dere Construction purchased the Common Stock owned directly by it with working capital. Mr. Turan, Mr. Birhekimoglu and Mr. Kirmizioglu purchased the Common Stock owned directly by each of them with personal funds. The shares of Common Stock reported herein were purchased for an aggregate purchase price of $28,912,597.86.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons have expressed an interest in having a representative on the board of directors of the Issuer (the "Board"). The Reporting Persons may seek a seat on the Board. The Reporting Persons may engage in additional discussions with members of management and the Board, other current or prospective stockholders, industry analysts, investment and financing professionals, equity and debt financing sources and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, corporate governance, board composition, corporate transactions, and strategic direction and suggestions for improving the Issuer's financial and/or operational performance, and may take other steps seeking to bring about changes to increase stockholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and investment strategy, actions taken by the Issuer's management and the Board, the price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities, engaging in short selling of or any hedging or similar transaction with respect to the Securities, including swaps and other derivative instruments, and/or otherwise changing its intention with respect to any and all matters referred to in this Item 4. Dere Construction and the Issuer currently have a commercial relationship in Turkey.

The information set forth in this Item 4 is subject to change or update from time to time, and there can be no assurances that the Reporting Persons will or will not exercise or take, or cause to be exercised or taken, any of the arrangements, transactions or other actions described above or actions similar thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own in the aggregate 11,772,541 shares of Common Stock which represents 24.7% of the outstanding Common Stock, based upon 47,562,684 shares of Common Stock outstanding as of October 31, 2024, according to the Company's Quarterly Report on Form 10-Q filed on November 7, 2024. The table included on Schedule B-1 shows the Reporting Persons' aggregate beneficial ownership of the Common Stock at the time the Reporting Persons would have initially been required to file a Schedule 13D and at each date an amendment to the Schedule 13D would have been required.
Number of shares as to which each person has sole or shared power to vote or dispose:
With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:
(i) sole power to vote or to direct the vote:
Mr. Turan has sole power to vote or direct the vote of the 7,592,209 shares of Common Stock he beneficially owns. The table included on Schedule B-2 shows the number of shares of Common Stock over which Mr. Turan had sole power to vote or direct the vote of at the time the Reporting Persons would have initially been required to file a Schedule 13D and at each date an amendment to the Schedule 13D would have been required.

Mr. Birhekimoglu does not have sole power to vote or direct the vote of any shares of Common Stock. The table included on Schedule B-3 shows the number of shares of Common Stock over which Mr. Birhekimoglu had sole power to vote or direct the vote of at the time the Reporting Persons would have initially been required to file a Schedule 13D and at each date an amendment to the Schedule 13D would have been required.

Mr. Kirmizioglu has sole power to vote or direct the vote of 100 shares of Common Stock he beneficially owns. Mr. Kirmizioglu acquired the shares of Common Stock he beneficially owns on February 12, 2025.

(ii) shared power to vote or to direct the vote:
Dere Construction and Mr. Turan have shared power to vote or direct the vote of the 4,180,232 shares of Common Stock they beneficially own. The table included on Schedule B-4 shows the number of shares of Common Stock over which Dere Construction and Mr. Turan had shared power to vote or direct the vote of at the time the Reporting Persons would have initially been required to file a Schedule 13D and at each date an amendment to the Schedule 13D would have been required.

(iii) sole power to dispose or to direct the disposition:
Mr. Turan has sole power to dispose or direct the disposition of the 7,592,209 shares of Common Stock he beneficially owns. The table included on Schedule B-5 shows the number of shares of Common Stock over which Mr. Turan had sole power to dispose or the direct the disposition of at the time the Reporting Persons would have initially been required to file a Schedule 13D and at each date an amendment to the Schedule 13D would have been required.

Mr. Birhekimoglu does not have sole power to dispose or direct the disposition of any shares of Common Stock. The table included on Schedule B-6 shows the number of shares of Common Stock over which Mr. Birhekimoglu had sole power to dispose or direct the disposition of at the time the Reporting Persons would have initially been required to file a Schedule 13D and at each date an amendment to the Schedule 13D would have been required.

Mr. Kirmizioglu has sole power to dispose or direct the disposition of the 100 shares of Common Stock he beneficially owns. Mr. Kirmizioglu acquired the shares of Common Stock he beneficially owns on February 12, 2025.

(iv) shared power to dispose or to direct the disposition:
Dere Construction and Mr. Turan have shared power to dispose or direct the disposition of the 4,180,232 shares of Common Stock they beneficially own. The table included on Schedule B-7 shows the number of shares of Common Stock over which Dere Construction and Mr. Turan had shared power to dispose or direct the disposition of at the time the Reporting Persons would have initially been required to file a Schedule 13D an at each date an amendment to the Schedule 13D would have been required.
Transactions in the class effected during the past sixty days:
The table included on Schedule B-8 sets forth all transactions with respect to the Common Stock effected during the sixty (60) days prior to December 19, 2024 through the date hereof by any of the Reporting Persons.

The table included on Schedule B-9 sets forth all transactions with respect to the Common Stock effected during the sixty (60) days prior to December 4, 2023 by any of the Reporting Persons.

The Reporting Persons transferred Common Stock among the Reporting Persons as set forth on Schedule B-10.
Other persons with the right to receive dividends or sale proceeds: No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1. Joint Filing Agreement, dated February 12, 2025, among the Reporting Persons.

## Signatures
- Dere Construction Taahhut A.S.: /s/ Zeki Bora Turan, Zeki Bora Turan/Chairman of the Board (02/12/2025)
- ZEKI BORA TURAN: /s/ Zeki Bora Turan, Zeki Bora Turan, Individually (02/12/2025)
- EMRE BIRHEKIMOGLU: /s/ Emre Birhekimoglu, Emre Birhekimoglu, Individually (02/12/2025)
- Alp Kirmizioglu: /s/ Alp Kirmizioglu, Alp Kirmizioglu, Individually (02/12/2025)